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                                                                                                         EXHIBIT 12.1



                                          THE CHARLES SCHWAB CORPORATION

                                 Computation of Ratio of Earnings to Fixed Charges
                                           (Dollar amounts in thousands)
                                                    (Unaudited)

                                                                    Three Months Ended           Nine Months Ended
                                                                      September 30,                September 30,
                                                                    1999          1998           1999         1998
                                                                    ----          ----           ----         ----
Earnings before taxes on income                                   $203,849     $162,499      $  689,520     $400,714
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Fixed charges
   Interest expense - customer                                     174,269      148,286         486,286      427,975
   Interest expense - other                                         19,692       18,494          57,316       55,043
   Interest portion of rental expense                               11,521        8,259          30,186       23,628
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   Total fixed charges (A)                                         205,482      175,039         573,788      506,646
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Earnings before taxes on income and fixed charges (B)             $409,331     $337,538      $1,263,308     $907,360
=====================================================================================================================

Ratio of earnings to fixed charges (B) divided by (A)*                 2.0          1.9             2.2          1.8
=====================================================================================================================

Ratio of earnings to fixed charges excluding
   customer interest expense**                                         7.5          7.1             8.9          6.1
=====================================================================================================================

*  The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements.
   For such purposes, "earnings" consist of earnings before taxes on income and fixed charges.
   "Fixed charges" consist of interest expense incurred on payable to customers, borrowings and one-third of rental expense, which is estimated to be representative of the interest factor.

** Because interest expense incurred in connection with payable to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense.  Accordingly, the ratio of earnings to fixed charges excluding customer interest expense reflects the elimination of such interest expense as a fixed charge.

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